Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Pasqal CEO: Aramco deal shows quantum computing moving from research to reality

Author Sam Boughedda

Published 06/30/2026, 11:06 AM

© Reuters.

Investing.com -- Pasqal, the neutral-atom quantum computing company preparing to go public via SPAC merger with Bleichroeder Acquisition Corp. II (NASDAQ: BBCQ), is positioning itself as a leader in commercial quantum deployment following the inauguration of Saudi Arabia’s first quantum computer and a string of recent partnership announcements.

Pasqal CEO Wasiq Bokhari has described the company’s deployment with Aramco as evidence that “the most demanding industrial challenges in the world are now being tackled with Pasqal’s quantum processors, software and specific solutions.”

The 200-qubit neutral-atom system, located at Aramco’s data center in Dhahran, gives the energy giant low-latency cloud access to quantum hardware for use cases including reservoir optimization, CO2 storage, well placement, rig scheduling and port logistics.

This week, Bokhari told Investing.com in an interview that classical computers struggle with problems like rig scheduling, which involves coordinating equipment, personnel, transportation and safety regulations across an enormous number of possible configurations.

“We expect that neutral-atom quantum computing will be able to explore a much larger solution space more efficiently,” he said, adding that this should enable higher-quality outcomes such as reduced delays and improved resource utilization as complexity grows. “Classical systems often rely on approximations, whereas we expect that neutral-atom quantum computing will be able to explore a much larger solution space more efficiently. We believe this will make it possible to identify higher-quality optimization outcomes—such as reduced delays or improved resource utilization—particularly as complexity grows.”

The Dhahran system also became the Middle East’s first commercial Quantum Computing as a Service platform, allowing other regional enterprises and research institutions to access the hardware remotely.

Bokhari said Pasqal’s neutral-atom architecture operates at room temperature, avoiding the cryogenic infrastructure required by competing quantum modalities, which he said makes deployment “easier to install and simpler to integrate into existing data center environments.”

As for the Middle East in general, Bokhari believes the launch of the first quantum computer “significantly expands regional access to quantum computing, making these capabilities available to a much broader range of local businesses and institutions via a secure cloud platform.”

“Companies can now remotely access quantum hardware without investing in their own infrastructure, lowering barriers to entry and accelerating experimentation, innovation and utilization,” he added.

The milestone builds on a foundation laid by Wa’ed Ventures, Aramco’s venture capital arm, which invested early in Pasqal in 2023 and has supported the localization of its technologies and operations.

Pasqal’s public listing push has continued in parallel. The company filed a registration statement with the SEC in late May tied to its proposed business combination with Bleichroeder, which values Pasqal at $2.0 billion pre-money and is expected to deliver approximately $500 million in gross proceeds.

Pasqal has seven quantum processing units already deployed in the field, with three more in production, giving it what it describes as one of the largest installed bases among pure-play quantum computing companies.

Looking ahead, Bokhari said Pasqal plans to expand into financial services, energy, logistics, and specialty materials, including magnets, batteries, and semiconductors.

“Pasqal is focusing on sectors where our quantum computing can deliver near-term impact in optimization, simulation, and AI,” the Pasqal CEO commented. “This includes financial services, energy including oil and gas, logistics and specialty materials including magnets, batteries and semiconductors.”

That strategy was underscored on Tuesday with an announcement that Pasqal is deepening its partnership with Crédit Agricole CIB to move quantum computing applications in capital markets toward production deployment, with initial use cases targeted as early as 2028.

In a press release, Bokhari said the collaboration is “combining advanced neutral atom quantum technology with real-world financial use cases to build a clear path toward production-scale deployment.”

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Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 with the SEC on May 26, 2026 (as subsequently amended, the “Registration Statement”), which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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